CONFIDENTIAL

Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 22, 2021

People’s United Employee FAQs

Transaction Background

1.	What was announced?

People’s United Financial has entered into a definitive agreement with Buffalo, NY based M&T Bank Corporation under which M&T will acquire People’s United in an all-stock transaction. The combined companies will create a community banking franchise in the eastern United States with approximately $200 billion in assets and a network of nearly 1,135 branches that spans 12 states from Maine to Virginia and the District of Columbia, operating under the M&T Bank name and brand.

2.	What is the timeline for the completion of the sale?

While the agreement was announced on February 22, 2021, completion of this transaction is anticipated to take place in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company, with system conversion expected to occur in 2022.

3.	What happens next?

Although we are announcing the deal today, the actual transfer of ownership is expected to take place in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

Both companies are committed to providing a smooth transition for employees and customers, and we will be partnering to implement a transition plan during the pre-closing period.

We will work together to communicate with employees and customers who will be contacted by both People’s United and M&T in the weeks and months to come via a series of informational communications.

Until closing, the People’s United team will operate “business as usual.”

4.	Can you tell me more about M&T Bank?

Headquartered in Buffalo, N.Y., M&T is a community-oriented bank who places an emphasis on having a strong local presence in each of their communities and developing lasting relationships with their customers and employees.

M&T is among the 20 largest U.S. based banks with more than $140 billion in assets and 17,000 employees serving the Northeast region providing retail, commercial, investment, insurance and mortgage services to families, businesses, and government clients. It also provides international corporate and institutional services, investment management, and private banking through its subsidiary Wilmington Trust.

M&T serves customers across nearly 1,000 locations in New York, Maryland, New Jersey, Pennsylvania, Delaware, Connecticut, Virginia, West Virginia, and Washington D.C.

The bank has a strong community presence, with the highest possible Community Reinvestment Act rating on every examination since 1982.

The bank operates the M&T Charitable Foundation, which strives to strengthen its communities by providing support for a diverse range of civic, cultural, health and human service organizations through grants, employee volunteerism and in-kind services.

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People’s United Employee FAQs

M&T was ranked among America’s Best Banks and Best Employers by Forbes Magazine in 2021.

5.	Why does this deal make sense for People’s United?

People’s United regularly assesses its businesses and the banking environment to ensure we continually add value for our shareholders, customers, communities, and employees.

The banking industry has evolved in recent years, largely driven by a stream of consolidation across the Northeast and nationwide. We have reached a size and scale whereby a merger with a larger, like-minded community bank makes sense.

M&T is a strong strategic partner for People’s United which shares a similar culture, approach to service, complementary offerings, and minimal geographic overlap.

The merger will accelerate our expansion by providing access to a larger banking network, expanded array of products, services and technology, while improving our already strong capital generation capabilities, and returning high levels of capital to shareholders.

6.	Why does the deal make sense for M&T?

M&T is a community-centric organization with a strong corporate culture and an emphasis on quality people leading with care and empathy to make a difference in peoples’ lives.

Our combined competitive advantage lies in the capabilities of a large bank and the engagement model of a community-based organization.

M&T places an emphasis on having a strong local presence in each of their communities and develop long lasting relationships by listening to their customers and delivering personalized solutions to meet their needs.

This merger introduces M&T to new markets and increases its presence in others, allowing the combined franchise to serve more customers in more communities.

This transaction will drive value for both People’s United and M&T’s shareholders and allow the combined company to build on People’s United’s and M&T’s long history of delivering superior results through multiple economic cycles.

7.	What track record does M&T have of making acquisitions of companies of our size and successfully integrating these acquisitions?

M&T has a strong track record in expanding its community banking approach via mergers and acquisitions, having completed 24 deals since 1983.

8.	Why now? Why is People’s United merging with M&T during the pandemic when customers and employees already face challenges and rely on our stability?

We recognize that this announcement comes at a time when both our employees and customers are facing challenges related to the pandemic.

It’s important we remain sensitive to those needs while balancing them with the need to manage and evolve our businesses to continually add value for all our stakeholders.

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People’s United Employee FAQs

While nothing is certain as it relates to the pandemic, our hope is that by the time we close the transaction the pandemic impact will be minimized, and customers will realize an immediate benefit from the merger.

M&T, like all other banks, has faced the same challenges for employees and customers and therefore they too have well thought out health and safety protocols in place to protect their customers and employees to, the extent possible.

9.	What are the terms of this transaction?

Under terms of the agreement, People’s United shareholders will receive 0.118 of a share of M&T common stock for each People’s United share they own. Following the completion of the transaction, former People’s United shareholders will collectively own approximately 28% of the combined company. The implied transaction value based on closing prices of February 19, 2021 is approximately $7.5 billion.

10.	Will People’s United Bank be rebranded as M&T?

Yes. After the transaction closes, People’s United Bank will be rebranded to M&T. We will work closely with leaders from both companies to ensure this process is seamless for both employees and customers.

What’s Next for Me?

11.	When can I expect to learn more?

While there is much that remains unknown at this early stage, you can expect several things throughout this process. M&T and People’s United understand that this is an uncertain time, and we both are committed to communicating with the care and empathy that have long defined both of our approaches to banking.

People’s United and M&T leadership has committed to:

•	Communicating regularly and transparently

•	Offering clear timelines on what’s happening and when

•	Providing resources to support you as you learn more about M&T’s culture

•	Creating opportunities to have your questions answered by members of M&T’s leadership team

Soon, you’ll be invited to attend a Virtual Town Hall meeting where you’ll be able to meet members of M&T’s leadership team and ask questions.

12.	Will this impact projects the Bank is currently working on/or plans to? How should I prioritize my personal workflow until close?

Although it will be business as usual until close, there will be some projects and initiatives that may be postponed or stopped.

You will receive guidance on work priorities during this pre-close period from your manager.

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People’s United Employee FAQs

13.	What happens next for me and our team?

It is business as usual for now.

We are committed to ongoing communication with you as it relates to progress of the transaction, future employment with M&T, and the impact to customers and communities.

Employment Focused Questions

14.	What does this mean for my employment?

A large component of the value proposition for M&T is our people and their relationships with our customers.

M&T understands that decisions regarding future job status are your primary focus. The M&T leadership team will be taking a very thoughtful approach to determine future staffing needs.

M&T recognizes the importance of letting employees know their employment status and will make every effort to communicate those decisions as soon as possible. We will keep you updated as we progress through this process.

15.	If I am offered a position at M&T and choose not to accept it, will I be eligible for severance?

Employees offered a comparable position with M&T will not be eligible to receive severance if they choose not to accept their offer of employment.

If an employee is not offered a future comparable role with M&T, People’s United employees will be given a minimum of thirty days’ notice and be eligible for severance, which will also include health benefit continuation and career transition services, additional details of which will be provided at a later date.

16.	Can I still apply internally to open positions that People’s United Bank has between now and close?

Yes, if you are qualified to apply to an internal posting of an open position at People’s United Bank you may do so. As is our current practice, we will continue to post available positions, and internal applicants will be subject to job qualifications and People’s United Bank’s standard recruiting practices.

17.	Will my years of service at People’s United count towards my benefit eligibility at M&T?

Yes, your years of service with People’s United Bank [and any qualifying predecessor companies] will be credited for the purposes of benefit eligibility and vesting in benefit programs currently offered by M&T.

18.	Who do I contact on HR matters?

Before closing, People’s United’s HR department will continue to be your contact on HR matters.

Questions may be directed to your manager, your HR manager, in addition to an M&T acquisition email box we will create in the next couple of days for employees to submit questions. While we may not respond directly to all questions sent to this dedicated email box, responses will be incorporated into future communications.

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People’s United Employee FAQs

19.	Will any branches be closing as a result?

The footprints of People’s United and M&T are largely complementary with minimal overlap, and M&T has a history of being deeply committed to the communities it serves. It’s too soon to determine if any branch impacts will occur as a result of the transaction.

20.	What will happen to the Bridgeport Center headquarters and other corporate locations across our footprint?

The Bridgeport Center location will be leveraged as an M&T New England headquarter location. It’s too soon to determine if additional corporate locations will be impacted.

Customer Questions/Impact

Please refer to the detailed customer talking points for guidance on responding to questions from customers about the merger

21.	How will current People’s United clients and customers be communicated to?

Our goal is to make the transaction as seamless as possible for customers. A comprehensive communication plan will be developed by both bank’s leadership teams to ensure timely updates are communicated to customers as we progress toward the closing date.

22.	What do I tell clients and customers who ask about the news, the benefits and ask for additional details?

Please refer to the customer-facing talking points for details on how to reply to the many questions customers may ask about the merger.

23.	What do I tell vendors who ask about the news and want additional details?

Please refer to the customer facing talking points for details on how to reply to the many questions vendors, like customers, may ask about the merger. If questions become specific as to how their relationship may be impacted, advise them that there will be no immediate change to the existing relationship. Details will be forthcoming regarding potential future impacts as appropriate. If needed, refer vendors to Vendor Management.

24.	Will the merger impact the Stop & Shop branch closure timing?

The merger will not impact what was previously announced regarding our Stop & Shop branches. We remain committed to sharing updates on closure timing and continued access to your accounts at a nearby traditional branch as decisions are made.

25.	How should I deal with questions from the press or media if I am approached?

Please do not attempt to answer any questions from the media. Questions from the media, if they occur, should be forwarded to Steven Bodakowski, People’s United Bank Corporate Communications at: Steven.Bodakowski@peoples.com or 203-338-4202.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE

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People’s United Employee FAQs

INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.

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